Mail Stop 3561
      January 6, 2006



Donald Barrick, President
Morlex, Inc.
C/o Resource Management Partners, Inc.
1690 Washington Avenue
Bohemia, NY  11716

      Re:	Morlex, Inc.
		Registration Statement on Form 10-SB
      Filed December 30, 2005
		File No. 0-30144

Dear Mr. Barrick:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Part I
Item 5.  Directors, Executive Officers, Promoters and Control
Persons
1. Describe in column format under the appropriate caption, the prior experience involving officers, directors, promoters and affiliates with blank check companies, stating for each the status of the filing with the Commission, the filing date, and the file number. Also, state whether any acquisitions, business combinations, or mergers are pending, or have occurred and the current operating status of each.

Part II

Item 1. Market for Common Equity and Related Stockholder Matter
2. We direct you`re attention to the letter of January 21, 2000 to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit at NASD.
This letter indicates our view that the securities issued by a blank
check company cannot be resold under rule 144 but must be
registered
under the Securities Act of 1933.
..
*******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.
Since
the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.











      In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

*	should the Commission or the staff, acting pursuant to
delegated
authority, 	declare the filing effective, it does not foreclose
the Commission from taking any 	action with respect to the
filing;

*	the action of the Commission or the staff, acting pursuant to
delegated authority, 	in declaring the filing effective, does
not
relieve the Company from its  full 	responsibility for the
adequacy and accuracy of the disclosure in the filing; and

*	the company may not assert staff comments and the declaration of
effectiveness
            as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refilling when you have prepared a response to our comments. In addition, should the filing become effective in its present form the Division would be required to consider what recommendation, if any, it should make to the Commission.

      Please contact the undersigned at (202) 551-3790 or Goldie
B.
Walker, Financial Analyst, at (202) 551-3234 with any other questions.

      				Sincerely,



      				Michael E. Karney
      				Branch Chief (Legal)


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Donald Barrick, President
Morlex, Inc.
January 6, 2006
Page 3